

STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary
for Commercial Recordings

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4201
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

NEVADA DISCOUNT REGISTERED AGENT, INC.
PO BOX 100
CARSON CITY, NV 89702

Job:C20190411-1186
April 23, 2019

Special Handling Instructions:
Amndmnt, Stock FSC EMAIL 4/23 CEF

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Amendment	20190161327-52	4/11/2019 1:56:56 PM	1	$1,100.00	$1,100.00
Total					$1,100.00

Payments

Type	Description	Amount
Credit	5560484331046210203076	$1,100.00
Total		$1,100.00

Credit Balance: $0.00

Job Contents:

File Stamped Copy 1

NEVADA DISCOUNT REGISTERED AGENT, INC.
PO BOX 100
CARSON CITY, NV 89702

090204
090204



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	**20190161327-52**
Barbara K. Cegavske	Filing Date and Time
Secretary of State	**04/11/2019 1:56 PM**
State of Nevada	Entity Number
	E0155892010-7

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Puget Technologies, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 3 Authorized Stock (and Article FOURTH) is amended as follows;

The number of shares of common stock, $0.001 par value, of the Corporation shall be increased from 990,000,000 shares to 2,990,000,000 shares.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 90.51%

4. Effective date and time of filing: (optional)   Date: _____   Time: _____
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _____ , CFO
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15